UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Enterprise Oil plc
                                (Name of Issuer)

                          Ordinary Shares of 25p each
                           American Depositary Shares
                         (Title of Class of Securities)

                       Ordinary Shares: [Not Applicable]
                    American Depositary Shares: 293779 30 2
                                 (CUSIP Number)

                                Richard Wiseman
                              Shell Centre, London
                                SE1 7NA England
                          Telephone: +44 20 7934 5544

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 2 April, 2002
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 293779 30 2


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Shell Resources P.L.C.  [Not Applicable]
     The Shell Petroleum Company Limited [Not Applicable]
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Shell Resources P.L.C.                  England
     The Shell Petroleum Company Limited     England
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              None

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         72,368,623
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              None

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         72,368,623

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      72,368,623
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Shell Resources P.L.C.                  CO
     The Shell Petroleum Company Limited     CO, HC
-------------------------------------------------------------------------------

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Ordinary Shares of 25p each ("Ordinary Shares") and American Depositary Shares representing Ordinary Shares ("ADS") of Enterprise Oil plc, a public limited company organized under the laws of England and Wales ("Enterprise Oil"), the principal executive offices of which are located at Grand Buildings, Trafalgar Square, London, WC2N 5EJ, England.

Item 2. Identity and Background

     (a), (b), and (c): This Schedule 13D is being jointly filed by the following persons (each a "Reporting Person" and together, the "Reporting Persons"):

     (1) Shell Resources P.L.C. (the "Offeror"), a public limited company organized under the laws of England and Wales. The principal business address for the Offeror is Shell Centre, London SE1 7NA, England.

     (2) The Shell Petroleum Company Limited ("SPCO"), a public limited company organized under the laws of England and Wales. The principal business address for SPCO is Shell Centre, London SE1 7NA, England.

     Over 99% of the shares of the Offeror are owned by SPCO. The shares of SPCO are directly or indirectly owned 60 percent by Royal Dutch Petroleum Company ("Royal Dutch"), and 40 percent by The "Shell" Transport and Trading Company, p.l.c. ("Shell Transport"). The Offeror was formed for the purpose of conducting the Offer (as defined below under Item 4).

     Royal Dutch and Shell Transport are holding companies which together directly or indirectly own securities of companies of the Royal Dutch/Shell group of companies, the members of which are severally engaged throughout the greater part of the world in the businesses of exploration and production, gas and power, oil products, chemicals and renewables as well as related activities. SPCO is an entity through which Royal Dutch and Shell Transport hold investments in various of their businesses.

     Information with respect to the directors and executive officers of the Offeror, SPCO, Shell Transport and Royal Dutch is set forth on Schedule I attached hereto, and is incorporated herein by reference.

     (d) and (e): During the last five years, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f): The Offeror and SPCO are organized under the laws of England and Wales. The citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

     The Offeror estimates that the total amount of funds required to acquire the entire issued and to be issued share capital of Enterprise Oil will be approximately 3,499 million pounds sterling (or U.S. $5,024 million, based on Bloomberg's historic U.S. $ / Pound Sterling spot rate for 2 April, 2002 of 1.4358). The total amount of funds expended to purchase the shares covered by this schedule was 524.7 million pounds sterling (or U.S. $ 753.3 million). The funds used to make the purchases covered by this schedule were provided by the Royal Dutch/Shell Group of Companies' internal cash resources supported by a combination of the Royal Dutch/Shell Group of Companies' commercial paper and medium term note programmes. In the event the Offeror completes the acquisition of the outstanding share capital of Enterprise Oil, the funds will be provided by the same sources.

Item 4. Purpose of Transaction

     The purpose of the Offeror's purchase of 72,368,623 Ordinary Shares was to make a first step in acquiring the entire issued and to be issued share capital of Enterprise Oil.

     On 2 April, 2002, Schroder Salomon Smith Barney, on behalf of the Offeror, announced a recommended cash tender offer to acquire the entire issued and to be issued share capital of Enterprise Oil (the "Offer") (other than Ordinary Shares held by US persons or residents of Australia, Canada or Japan). If the Offeror acquires more than 90% of the outstanding Ordinary Shares, it will be able to effect the compulsory acquisition procedure in accordance with the United Kingdom Companies Act 1985, as amended (the "Companies Act"). Upon consummation of this compulsory acquisition procedure, the balance of the outstanding share capital would be acquired and Enterprise Oil would become a wholly owned subsidiary of the Offeror.

     The Offeror is currently evaluating and will continue to evaluate all aspects of the business, operations, capitalization, corporate and organizational structure and management of Enterprise Oil during the course of the Offer and after the consummation of the Offer and will take such further actions as it deems appropriate under the circumstances then existing. The Offeror intends to seek additional information about Enterprise Oil during this period. Thereafter, the Offeror intends to review such information as part of a comprehensive review of Enterprise Oil's business, operations, capitalization, corporate and organizational structure and management.

     When the Offer becomes or is declared unconditional in all respects, the Offeror intends to procure the making of an application by Enterprise Oil for the removal of Enterprise Oil's Ordinary Shares from the Official List of the UK Listing Authority and for the cancellation of trading in Enterprise Oil's Ordinary Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. The Offeror would also intend to procure that Enterprise Oil applies for de-listing of Enterprise Oil's American Depositary Shares ("ADSs") from the New York Stock Exchange and seek to have the registration of Enterprise Oil's Ordinary Shares and ADSs under the Exchange Act terminated.

     The Offeror may at any time and from time to time acquire additional Ordinary Shares or ADSs or securities convertible or exchangeable for Ordinary Shares or ADSs or dispose of Ordinary Shares or ADSs. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act. No such purchases will be made in the United States.

     Except as described herein, the Offeror has no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving Enterprise Oil or any of its subsidiaries, or purchase, sale or transfer of a material amount of assets of Enterprise Oil or any of its subsidiaries, or in any other material changes to Enterprise Oil's capitalization, dividend policy, corporate structure or business or the composition of the board of directors of Enterprise Oil or the management of Enterprise Oil, except that the Offeror intends to review the composition of the boards of directors (or similar governing bodies) of Enterprise Oil and its subsidiaries and to cause the election to such boards of directors (or similar governing bodies) of representatives of the Offeror following the consummation of the Offer.

Item 5. Interest in Securities of the Issuer

     (a): As of 11 April, 2002, the Reporting Persons beneficially owned 72,368,623 Ordinary Shares of Enterprise Oil which represent in the aggregate approximately 15.0% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). The Reporting Persons do not own any ADSs.

     (b): The Offeror has the direct power to vote and direct the disposition of Ordinary Shares held by it. By virtue of SPCO's ownership and control of the Offeror, it may be deemed to share the indirect power to vote and direct the disposition of the Ordinary Shares held by Offeror. Royal Dutch and Shell Transport control SPCO.

     (c): The Offeror has made the following purchases of Ordinary Shares:

          Number of Ordinary Shares                Date

           50,108,528                         2 April, 2002
            3,693,312                         4 April, 2002
            4,328,783                         5 April, 2002
            4,378,533                         8 April, 2002
            4,098,441                         9 April, 2002
            2,200,244                        10 April, 2002
            3,560,782                        11 April, 2002

   Total:  72,368,623

The purchase price for all purchases was 7.25 pounds sterling per Ordinary Share. All such purchases were made outside the United States.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares purchased by the Offeror.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in the Long Form Press Release concerning the Offer, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Enterprise Oil, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

     The Long Form Press Release, dated as of 2 April, 2002, is attached hereto as Exhibit I.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date


------------------------------------------
Signature

Name/Title  Ms. J.G. Boynton, Director
            Shell Resources P.L.C.

Date


------------------------------------------
Signature


Name/Title  Ms. J.G. Boynton, Director of Finance
            The Shell Petroleum Company Limited

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
              THE OFFEROR, SPCO, "SHELL" TRANSPORT AND ROYAL DUTCH

     1. THE OFFEROR. Set forth below is the name and present principal occupation or employment of each member of the board of directors and each executive officer of the Offeror. The present address of the Offeror is Shell
Centre, London SE1 7NA.



NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------

Judith Gubala Boynton    Shell Centre                Director of Finance      American
                         London SE1 7NA              The Shell Petroleum
                                                     Company Limited

Ralph Neil Gaskell       Shell Centre                Group Treasurer          British
                         London SE1 7NA              Shell International
                                                     Limited

Paul David Skinner       Shell Centre                Managing Director        British
                         London SE1 7NA              The "Shell" Transport
                                                     and Trading Company,
                                                     p.l.c.

Walter van de Vijver     Carel van Bylandtlaan 30    Managing Director        Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Jeroen van der Veer      Carel van Bylandtlaan 30    President                Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Philip Beverley Watts    Shell Centre                Chairman & Managing      British
                         London SE1 7NA              Director, The "Shell"
                                                     Transport and Trading
                                                     Company, p.l.c.




NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------

Richard Max Wiseman      Shell Centre                Company Secretary        British
                         London SE1 7NA              Shell Resources p.l.c.


     2. SPCO. Set forth below is the name and present principal occupation or employment of each member of the board of directors and each executive officer of SPCO. The present address of SPCO is Shell Centre, London SE1 7NA.



NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------
Judith Gubala Boynton    Shell Centre                Director of Finance      American
                         London SE1 7NA              The Shell Petroleum
                                                     Company Limited

Hendrikus de Ruiter      Carel van Bylandtlaan 30    Chairman                 Dutch
                         2596 HR The Hague           Supervisory Board of
                                                     Royal Ahold

Sir Mark Moody-Stuart    Shell Centre                Retired Former Executive British
                         London SE1 7NA              The "Shell" Transport
                                                     and Trading Company, p.l.c.

Henricus Josephus Maria  Carel van Bylandtlaan 30    Managing Director        Dutch
Roels                    2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Paul David Skinner       Shell Centre                Managing Director        British
                         London SE1 7NA              The "Shell" Transport
                                                     and Trading Company,
                                                     p.l.c.

Walter van de Vijver     Carel van Bylandtlaan 30    Managing Director        Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company




NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------

Maarten Albert van       Lloyds TSB Group plc        Chairman                 Dutch
de Bergh                 71 Lombard Street           Lloyds TSB Group plc
                         London EC3P 3BS

Jeroen van der Veer      Carel van Bylandtlaan 30    President                Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Lodewijk Christiaan      Carel van Bylandtlaan 30    Chairman                 Dutch
van Wachem               2596 HR The Hague           Supervisory Board of
                                                     Royal Dutch Petroleum
                                                     Company

Philip Beverley Watts    Shell Centre                Chairman & Managing      British
                         London SE1 7NA              Director, The "Shell"
                                                     Transport and Trading
                                                     Company, p.l.c.

Jyoti Eruch Munsiff      Shell Centre                Company Secretary        British
                         London SE1 7NA              The "Shell" Transport
                                                     and Trading Company,
                                                     p.l.c.


3. SHELL TRANSPORT. Set forth below is the name and present principal occupation or employment of each member of the board of directors and each executive officer of Shell Transport. The present address of Shell Transport is Shell Centre, London SE1 7NA.


NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
-----------------------  ------------------------    -------------------      ----------------
Teymour Abdulla Alireza  P O Box 996                 Company Director         Saudi Arabian
                         Riyadh 11421
                         Saudi Arabia

Dr Eileen Buttle         Shell Centre                Retired Scientific       British
                         London SE1 7NA              Officer

Luis Eduardo Giusti      1168 25th Street, NW        Petroleum Engineer/      Venezuelan
                         Washington D.C. 20037       Senior Adviser
                         USA



NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------
Mary Regina Henderson    425 East 86th Street, 12C   Marketing Executive      American
                         New York
                         New York 10028
                         USA

Sir Peter James Denton   Flat 505, Rowan House       Retired Former           British
Job                      9 Greycoat Street Reuters   Executive
                         London SW1P 2QD

Sir Mark Moody-Stuart    Shell Centre                Retired Former           British
                         London SE1 7NA              Executive, The "Shell"
                                                     Transport and Trading
                                                     Company, p.l.c.

Professor Robert John    Shell Centre                Retired Academic         Australian
O'Neill                  London SE1 7NA

Lord Oxburgh             Shell Centre                Retired Academic         British
                         London SE1 7NA

Sir William Purves       Shell Centre                Retired Banker           British
                         London SE1 7NA

Paul David Skinner       Shell Centre                Managing Director        British
                         London SE1 7NA              The "Shell" Transport
                                                     and Trading Company,
                                                     p.l.c.

Philip Beverley Watts    Shell Centre                Chairman & Managing      British
                         London SE1 7NA              Director, The "Shell"
                                                     Transport and Trading
                                                     Company, p.l.c.

Jyoti Eruch Munsiff      Shell Centre                Company Secretary        British
                         London SE1 7NA              The "Shell" Transport
                                                     and Trading Company,
                                                     p.l.c.



     4. ROYAL DUTCH. Set forth below is the name and present principal occupation or employment of each member of the board of directors and each executive officer of Royal Dutch. The present address of Royal Dutch is Carel van Bylandtlaan 30 2596 HR The Hague.


NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------
Jeroen van der Veer      Carel van Bylandtlaan 30    President                Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Walter van de Vijver     Carel van Bylandtlaan 30    Managing Director        Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Henricus Josephus Maria  Carel van Bylandtlaan 30    Managing Director        Dutch
Roels                    2596 HR The Hague           Royal Dutch Petroleum
                                                     Company

Lodewijk Christiaan van  Carel van Bylandtlaan 30    Chairman                 Dutch
Wachem                   2596 HR The Hague           Supervisory Board of
                                                     Royal Dutch Petroleum
                                                     Company

Maarten Albert van       Lloyds TSB Group plc        Chairman                 Dutch
den Bergh                71 Lombard Street           Lloyds TSB Group plc
                         London EC3P  3BS

Aad Jacobs               Veerkade 5E                 Chairman                 Dutch
                         3016 DE Rotterdam           Supervisory Board of
                         The Netherlands             Joh. Enschede

Jonkheer Aarnout Loudon  Akzo Nobel B.V.             Chairman                 Dutch
                         Postbus 9300                Supervisory Board of
                         6800 SB Arnhem              ABN AMRO Bank
                         The Netherlands

Professor Joachim        BMW AG                      Chairman                 German
Milberg                  Petuelring 130              Board of Management of
                         BMW Haus                    BMW
                         D-80788 Munich
                         Germany

Lawrence Ricciardi       IBM Corporation             Senior Vice President    American
                         New Orchard Road            IBM
                         Armonk
                         New York 10504
                         USA

Hendrikus de Ruiter      Carel van Bylandtlaan 30    Chairman                 Dutch
                         2596 HR The Hague           Supervisory Board of
                                                     Royal Ahold




NAME                     BUSINESS ADDRESS            OCCUPATION               CITIZENSHIP
---------------------    ------------------------    -------------------      ----------------

Jan Timmer               OMCS                        Chairman                 Dutch
                         Patrijsweg 36               Supervisory Board of PSV
                         2289 EX Rijswijk
                         The Netherlands

Robbert van der Vlist    Carel van Bylandtlaan 30    General Attorney,        Dutch
                         2596 HR The Hague           Royal Dutch Petroleum
                                                     Company